Exhibit 99.1

HUB Cyber Security Ltd.

November 29, 2024

Dear Shareholder,

You are cordially invited to attend the 2024 Annual General Meeting of Shareholders (the “Annual Meeting”) of HUB Cyber Security Ltd. (“HUB” or the “Company”), to be held at HUB’s offices at 2 Kaplan Street, Tel Aviv 6473403, Israel on December 30, 2024, at 10:00 a.m., Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). HUB’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F and our semi-annual results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at www.hubsecurity.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely,
/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors

HUB CYBER SECURITY LTD.

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Notice of Annual General Meeting of Shareholders

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NOTICE IS HEREBY GIVEN that the 2024 Annual General Meeting (the “Annual Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on December 30, 2024, at 10:00 a.m., Israel time, at our offices at 2 Kaplan Street, Tel Aviv 6473403, Israel.

The Annual Meeting is being called for the following purposes:

1.      To re-elect Uzi Moskovich as a Class II Director of the Board of Directors of the Company (the “Board” or the “Board of Directors”), to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.      To approve the compensation payable to the Company’s Chief Executive Officer.

3.      To approve the compensation payable to the Company’s directors.

4.      To approve an increase in the Company’s authorized share capital, from 100 million ordinary shares, no par value, to 1.0 billion ordinary shares, no par value, and to amend the Articles of Association and the Company’s Memorandum of Association accordingly.

5.      To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board of Directors, to fix the remuneration of said accounting firm or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

6.      To discuss the Company’s audited financial statements for the year ended December 31, 2023.

The foregoing proposals are described in detail in the enclosed proxy statement (the “Proxy Statement”), which we urge you to read in its entirety.

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on December 2, 2024 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

The Proxy Statement, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual General Meeting of Shareholders (the “Notice”) and is being mailed on or about December 4, 2024 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.hubsecurity.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or at our registered office no later than forty-eight (48) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting.    Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors,
/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors
Tel Aviv, Israel
November 29, 2024

HUB CYBER SECURITY LTD.

PROXY STATEMENT

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:     When and where is the 2024 Annual General Meeting of Shareholders being held?

A:     The Annual Meeting will be held on December 30, 2024, at 10:00 a.m. Israel time, at the Company’s offices at 2 Kaplan St., Tel Aviv 6473403, Israel.

Q:     Who can attend the Annual Meeting?

A:     Any shareholder may attend. Proof of ownership of the Company’s shares as of the Record Date and the date of the Annual Meeting, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:     Who is entitled to vote?

A:     Only holders of record of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) at the close of business on December 2, 2024 are entitled to vote at the Annual Meeting.

Joint holders of Ordinary Shares should note that, pursuant to Article 32(d) of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:     How do I vote?

A:     You may vote by mail.    You can do this by completing your proxy card (if you are a shareholder of record) and returning it in the enclosed, prepaid, and addressed envelope or your voting instruction card (if you are a “street name” beneficial owner) and returning it to the location specified therein. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board, except for matters that require you to indicate the existence or absence of a personal interest, which will not be voted upon if you do not provide voting instructions and such an indication.

You may vote in person.    Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from your bank, broker or other nominee in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:     What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:     Many HUB shareholders hold their shares through a bank, broker, or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions in voting procedures between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by or on behalf of your bank, broker, or other nominee, which has the authority to vote those shares. As the beneficial owner, you have the right to direct the bank, broker, or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from your bank, broker, or other nominee giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker, or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of HUB’s independent registered public accounting firm; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker, or other nominee to instruct such bank, broker, or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:     Does HUB recommend I vote in advance of the Annual Meeting?

A:     Yes. Even if you plan to attend the Annual Meeting, HUB recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:     If I vote by proxy, can I change my vote or revoke my proxy?

A:     Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•        delivering a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above or Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;

•        delivering a new proxy card bearing a later date; or

•        attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:     How are my votes cast when I submit a proxy vote?

A:     When you submit a proxy vote, you appoint Lior Davidson, the Company’s Vice President of Finance and Interim Chief Financial Officer, as your representative at the Annual Meeting. Your Ordinary Shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 10:00.m., Israel Time, on December 28, 2024, 48 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, the person named as proxy will vote the Ordinary Shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:     What does it mean if I receive more than one proxy card?

A:     It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:     What constitutes a quorum?

A:     To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company.

Ordinary Shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:     What happens if a quorum is not present?

A:     If a quorum is not present, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairperson of the Annual Meeting may determine.

Q:     How will votes be counted?

A:     Each outstanding Ordinary Share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Q:     What vote is required to approve each proposal presented at the Annual Meeting?

A:     Each of Proposals 1, 4 and 5 requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal.

Each of Proposals 2 and 3 requires, in addition to the affirmative vote of a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Item 6 on the agenda (discussion of financial statements) will not entail a shareholder vote.

Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Israeli Companies Law requires that each shareholder voting on a personal interest proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in the matters, please notify Ohad Ravfogel, Adv., by email at ohad.ravfogel@hubsecurity.io; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

HOW TO FIND VOTING RESULTS

Q:     Where do I find the voting results of the Annual Meeting?

A:     We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on a Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:     Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:     The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries, and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement will be available at the “Company — Investor Relations” section of our Company’s website at www.hubsecurity.com. The contents of that website are not a part of this proxy statement, and the inclusion of the website address in this proxy statement is an inactive textual reference only.

SHARES OUTSTANDING

As of November 29, 2024, the Company had 34,913,185 Ordinary Shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for the Company’s Ordinary Shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Company’s outstanding Ordinary Shares as of August 13, 2024, by:

•        each person known by HUB to beneficially own more than five percent (5%) of the outstanding shares of HUB;

•        each of HUB’s current executive officers and directors; and

•        all of HUB’s current executive officers and directors as a group.

Unless otherwise indicated, HUB believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, HUB deems Ordinary Shares that a shareholder has the right to acquire, including the Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of the Calculation Date, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional Ordinary Shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise stated, the address of each named executive officer and director is c/o HUB Cyber Security Ltd., 2 Kaplan St., Tel Aviv 6473403, Israel.

The calculation of the percentage of beneficial ownership is based on 30,459,736 outstanding Ordinary Shares, as of August 13, 2024.

For a description of the voting rights attached to HUB’s ordinary shares, please see “Voting Rights.” Unless otherwise noted below, each shareholder’s address is 2 Kaplan St., Tel Aviv, Israel 6473403.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
Directors and Executive Officers of HUB Security:
Noah Hershcoviz(1)	397,532	1.3%
Lior Davidsohn	—	—
Osher Partok Rheinisch(2)	155,621	*
Nachman Geva	—	—
Kasbian Nuriel Chirich(3)	32,599	*
Lior Lurye	—	—
Ilan Flato(4)	31,250	*
Uzi Moskovich(5)	133,177	*
Matthew Kearney(6)	62,444	*
All executive officers and directors as a group (9 individuals)	756,423	2.5%

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*        Less than one percent (1%) of our outstanding Ordinary Shares.

(1)      Consists of (i) 60,000 restricted share units and (ii) 277,005 ordinary shares and warrants to purchase 60,527 Ordinary Shares held by The 12.64 Fund, of which Mr. Hershcoviz is the Managing General Partner. Mr. Hershcoviz disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. These figures do not include (i) 140,000 restricted share units, and (ii) 300,000 performance share units, each of which have been granted, but have not yet vested.

(2)      Consists of 155,621 restricted share units. These figures do not include (i) 65,622 restricted share units and (ii) 50,000 performance share units, each of which have been granted, but have not yet vested.

(3)      Consists of 31,250 restricted share units and 1,349 ordinary shares. These figures do not include 18,750 restricted share units, which have been granted, but have not yet vested and 5,000 ordinary shares that have not yet been issued pursuant to an agreement that Kasbian Nuriel Chirich entered into with the Company in January 2023.

(4)      Consists of 31,250 restricted share units. These figures do not include 18,750 restricted share units, which have been granted, but have not yet vested.

(5)      Consists of 13,177 ordinary shares subject to options exercisable within 60 days of August 13, 2024 and 120,000 restricted share units. These figures do not include 80,000 restricted share units, which have been granted, but have not yet vested.

(6)      Consists of 31,250 restricted share units and 31,194 ordinary shares. These figures do not include 18,750 restricted share units, which have been granted, but have not yet vested.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2023 by HUB’s five most highly-compensated office holders (as defined in the Israeli Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors” of Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2023, filed with the SEC on October 22, 2024 (the “2023 Annual Report”), a copy of which is available at the “Company — Investor Relations” section of our website at www.hubsecurity.com or on the SEC’s website at www.sec.gov. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF CLASS II DIRECTOR

HUB’s Board currently consists of six directors. HUB’s Articles of Association provide that the Company’s Board may consist of not less than three and no more than eleven directors.

Under the Company’s Articles of Association, HUB’s directors are divided into three classes, as nearly equal in number as practicable. At each annual general meeting of HUB’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election and their respective successors shall have been elected and qualified, such that each year the term of office of one class of directors expires.

Each director serves through the term of his or her class, except in the event of his or her earlier death, resignation, removal or termination otherwise. The terms of the Company’s Class I directors, Ilan Flato and Noah Hershcoviz, expire at the 2026 annual meeting. The Company’s Class II directors, Uzi Moskovich and Matthew Kearney, are serving terms that expire at the Annual Meeting of shareholders, and the Company’s Class III directors, Kasbian Nuriel Chirich and Renah Persofsky, are serving terms that expire at the 2025 annual general meeting of shareholders (the “2025 Annual Meeting”). Mr. Kearney has notified the Company that he has decided not to stand for re-election as a director of HUB.

Upon recommendation of the Company’s Board’s Nominating, Governance, Compliance and Sustainability Committee (the “N&G Committee”), HUB’s Board nominated Uzi Moskovich for election at the Annual Meeting as a Class II Director to serve until the 2027 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with HUB’s Amended Articles of Association or the Israeli Companies Law.

Biographical information concerning our Class II director nominee is provided below.

Nominee for Re-election to the Board as Class II Director

Uzi Moskovich has served as a member of HUB’s board of directors since June 2021 and as HUB’s Chief Executive Officer from February 2023 to December 2023. Prior to becoming our Chief Executive Officer in February 2023, Mr. Moskovich served as Executive Chairman from April 2022 to February 2023. Alongside his role with HUB, Mr. Moskowitz served since February 2019 as the Chief Executive Officer of Wave Guard Technologies Ltd. and since March 2019 as the V.P. of the Missile Division at Israel AeroRNERe Industries. Mr. Moskowitz has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) since February 2021 and April 2018, respectively. Mr. Moskowitz received his B.Sc. in Engineering from the Technion Israel Institute of Technology, his M.B.A. from New York University and his M.Sc. from the US Army War College.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that Uzi Moskovich be elected as a Class II director, to serve until the 2027 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

Continuing Directors

Class III Directors, Whose Terms Continue Until the 2025 Annual General Meeting of Shareholders

Kasbian Nuriel Chirich has served as the Chairman of HUB’s Board of Directors since February 2023. Mr. Chirich currently serves as the Honorary Consul of Tanzania in Israel. Mr. Chirich founded Cellect Biotherapeutics in 2011 and served as chairman of its board of directors from 2013 until 2020, prior to the completion of its business combination with Quoin Pharmaceuticals, Inc. in 2021. Mr. Chirich is an entrepreneur and businessman with extensive financial and business expertise with innovative ventures throughout East Africa and Israel. Mr. Chirich is a real estate developer and was previously the founder and general manager of Leadcom Kasbian, which is credited, among other thing, with establishing the national television of Tanzania and building the infrastructure of two cellular networks in Tanzania.

Renah Persofsky was appointed to HUB’s Board of Directors on November 28, 2024 to replace Lior Lurye, who resigned from the Board for personal reasons. Ms. Persofsky has over 40 years of wide-ranging business experience. She served as the Chief Executive Officer of Strajectory Corp. from 2010 to November 2024 and served as an executive consultant of Canadian Imperial Bank of Commerce (NYSE: CM) from 2011 to 2021. Ms. Persofsky served as the Chairwoman of BookJane Inc. from October 2016 to December 2021; a director of Tilray Brands, Inc. (Nasdaq: TLRY) (f/k/a Aphria Inc.) since October 2017 and the Vice Chairwoman and Lead Director since October 2019; the Chairwoman of Green Gruff Inc. since July 2019; a director of Greenlane Holdings (Nasdaq: GNLN) since April 2022; and a director at Oceansix Future Paths Ltd. (TSXV: OSIX) (f/k/a K.B. Recycling Industries Ltd.) since April 2021. Ms. Persofsky has also previously served as an executive consultant to many iconic brands including Tim Hortons, Canadian Tire (OTCMKTS: CDNAF), Canada Post and Interac, and was an executive officer of the Bank of Montreal (NYSE: BMO). Ms. Persofsky previously co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, and she also served as a special advisor to Canada’s Minister of Foreign Affairs and Trade. Ms. Persofsky received her degree from the Rotman School of Management at the University of Toronto.

Class I Directors, Whose Terms Continue Until the 2026 Annual General Meeting of Shareholders

Ilan Flato has served as a member of HUB’s Board of Directors since April 2023. Mr. Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012. Since 2011, Mr. Flato has been a member of the Israel Bar Association. From 2009 until 2018, Mr. Flato served as a director in two Provident Funds. From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum. From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”. Since 2004, Mr. Flato has functioned as an independent financial adviser. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Israeli Treasury Office as the deputy director of the budget department. Additionally, Mr. Flato has served as a director of Tower Semiconductor Ltd. since February 2009 and also served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Noah Hershcoviz has served as HUB’s Chief Executive Officer since December 2023 and as a member of the Company’s board of directors since October 2023. Mr. Hershcoviz previously served as HUB’s Chief Strategy Officer from October 2023 to December 2023. Mr. Hershcoviz has served as a member of the boards of BlackSwan Technologies AI and Sency.Ai since 2021 and 2020, respectively, and also served as a member of the board of Oceansix Future Paths Ltd. (TSXV: OSIX.V) from 2020 to 2022. Additionally, Mr. Hershcoviz has served as Managing General Partner of The 12.64 Fund since 2021 and as Managing Partner, Head of Investing Banking of A-Labs Finance and Advisory since 2017. Prior to such roles, between 2016 and 2017, Mr. Hershcoviz served as VP Strategy of MCE Systems Ltd. Mr. Hershcoviz holds an LL.B in law and a B.A. in accounting from The Interdisciplinary Center, Herzliya, Israel and is a certified public accountant in Israel and a member of the Israeli Bar Association.

CORPORATE GOVERNANCE

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Stock Market LLC (“Nasdaq”), are required to appoint at least two external directors. Pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder” may, subject to certain conditions, “opt out” from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from these requirements under the Israeli Companies Law.

Director Independence

HUB’s Board has determined that each of Kasbian Nuriel Chirich, Renah Persofsky and Ilan Flato is an “independent director” under the Nasdaq listing rules.

HUB’s Board has further determined that each director who is expected to serve as a member of the Board’s Audit Committee (the “Audit Committee”) following the Annual Meeting is “independent” for purposes of Rule 10A-3(b)(1) under the Exchange Act and that each member of the Board’s Compensation Committee (the “Compensation Committee”) satisfies the additional independence requirements applicable to compensation committees under the Nasdaq listing rules. All members of the Audit Committee also are financially sophisticated as required by the Nasdaq’s listing rules, and our Board has determined that each of Ilan Flato and Renah Persofsky qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules.

Board Committees

If the Class II director nominees are re-elected at the Annual Meeting, the Company’s Board committees will be constituted as follows:

The Audit Committee will be comprised of Ilan Flato (Chair), Renah Persofsky and Kasbian Nuriel Chirich.

The Compensation Committee will be comprised of Kasbian Nuriel Chirich (Chair), Ilan Flato and Renah Persofsky.

The N&G Committee will be comprised of Renah Persofsky (Chair) and Ilan Flato.

PROPOSAL 2

APPROVAL OF THE COMPENSATION PAYABLE TO
THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to Noah Hershcoviz, HUB’s Chief Executive Officer, commencing as of November 21, 2024, the date of the approval of his compensation terms by the Company’s Board of Directors. Until such date, Mr. Hershcoviz continued to receive the compensation from his prior position as Chief Strategy Office. He is not entitled to receive any compensation for serving as a director.

Noah Hershcoviz has served as HUB’s Chief Executive Officer since December 2023 and as a member of the Company’s board of directors since October 2023. Mr. Hershcoviz previously served as HUB’s Chief Strategy Officer from October 2023 to December 2023. Mr. Hershcoviz has served as a member of the boards of BlackSwan Technologies AI and Sency.Ai since 2021 and 2020, respectively, and also served as a member of the board of Oceansix Future Paths Ltd. (TSXV: OSIX.V) from 2020 to 2022. Additionally, Mr. Hershcoviz has served as Managing General Partner of The 12.64 Fund since 2021 and as Managing Partner, Head of Investing Banking of A-Labs Finance and Advisory since 2017. Prior to such roles, between 2016 and 2017, Mr. Hershcoviz served as VP Strategy of MCE Systems Ltd. Mr. Hershcoviz holds an LL.B in law and a B.A. in accounting from The Interdisciplinary Center, Herzliya, Israel and is a certified public accountant in Israel and a member of the Israeli Bar Association.

Under the Israeli Companies Law, the terms of compensation of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee of its board of directors, its board of directors and, subject to certain exceptions, its shareholders, in that order. Each of the Compensation Committee and Board found that the following compensation terms comply with the Company’s D&O Compensation Policy, and the Compensation Committee recommended, and our Board approved, these compensation terms, subject to approval by our shareholders. Under the Israeli Companies Law, if the proposed compensation terms payable to a chief executive officer are not be approved by the shareholders, the Board of Directors may nevertheless override that decision, provided that the Compensation Committee and then the Board of Directors decide, in that order, on the basis of detailed reasons and after further review of the compensation terms, that the approval of the compensation terms is for the benefit of the company despite the opposition of the shareholders.

Certain elements of the proposed compensation of Mr. Hershcoviz are contingent on the satisfaction of one or more of the following milestones:

Milestone A —	payment in full of mandatory employee pension and severance contributions and manager’s insurance and directors’ fees
Milestone B —	HUB entering into one or more commercial contracts for aggregate proceeds of at least $10 million

Base Salary

NIS 100,000 per month (equivalent to approximately $322,000 per year at the current exchange rate), retroactive as of November 21, 2024.

Subject to meeting Milestones A and B: NIS 115,000 per month (equivalent to approximately $370,000 per year at the current exchange rate), retroactive as of November 21, 2024.

Annual Performance-Based Bonus

Subject to Milestone A, a bonus equal to 2% of the Company’s revenues above $50 million for fiscal year 2025. A prepayment will be made following the Board’s approval of the Company’s June 30, 2025 financial statements and a true-up will be done promptly following the Board’s approval of the audited annual financial statements for 2025.

If Mr. Hershcoviz leaves his position as CEO in mid-year (unless he is terminated for cause), he will be entitled to a pro rata amount of such bonus, based on the portion of the year that he was employed by the Company. This bonus will be subject to a cap of 3x of his annual base salary, in accordance with the Company’s D&O Compensation Policy.

Transaction-related Cash Bonuses

Subject to Milestone A — a one-time bonus of $360,000 in two instalments:

—	$120,000 upon closing of one or more investments in the Company after November 21, 2024 in the aggregate amount of at least $15 million; and
—	$240,000 upon the closing of a merger with BlackSwan Technologies, Inc.

Equity Compensation

Subject to Milestone A, a grant of 4.0 million restricted shares, subject to reverse vesting in 14 equal three-month instalments over 3.5 years from November 21, 2024. The vesting of 50% of such shares will also be subject to performance-based conditions in three instalments, as follows: 666,666 shares will vest only if and when the Company’s Market Value1 reaches each level of $50 million, $75 million and $100 million, respectively.

Subject to Milestone A, a grant of 1.0 million restricted shares upon the closing of a merger with BlackSwan Technologies, Inc., subject to reverse vesting in 14 equal three-month instalments over 3.5 years, commencing from the closing date of such transaction.

Subject to Milestone A, a grant of 1.0 million restricted shares upon the closing of one or more investments in the Company after November 21, 2024 in the aggregate amount of at least $85 million, subject to reverse vesting in 14 equal three-month instalments over 3.5 years, commencing from the satisfaction of such condition.

Any unvested equity previously granted to Mr. Hershcoviz will terminate upon the approval of his proposed new compensation package. The restricted shares will be issued pursuant to the Company’s 2021 Stock Option Plan, but not before a registration statement on Form S-8 covering the issuance of such shares is filed with the SEC. No restricted shares will be granted to the extent that Mr. Hershcoviz’s beneficial ownership, directly or indirectly, alone or together with any related party (spouse, parent, sibling, descendant, etc.), would exceed 9.9% of the Company’s control rights on an outstanding or fully diluted basis, such that he would be deemed a “controlling shareholder” as defined in Section 32(9) of the Israeli Income Tax Ordinance, including compliance with the tests established by the Israeli Tax Authority for determining “control” for the purposes of Section 102 of the Ordinance), but the vesting of any such postponed shares will commence retroactively from the date of his eligibility therefor.

Any unvested equity previously granted to Mr. Hershcoviz will terminate upon the approval of his proposed new compensation package. The restricted shares will be issued pursuant to the Company’s 2021 Stock Option Plan, but not before a registration statement on Form S-8 covering the issuance of such shares is filed with the SEC. No restricted shares will be granted to the extent that Mr. Hershcoviz’s beneficial ownership, directly or indirectly, alone or together with any related party (spouse, parent, sibling, descendant, etc.), would exceed 9.9% of the Company’s control rights on an outstanding or fully diluted basis, such that he would be deemed a “controlling shareholder” (as defined in Section 32(9) of the Israeli Income Tax Ordinance, including compliance with the tests established by the Israeli Tax Authority for determining “control” for the purposes of Section 102 of said Ordinance), but the vesting of any such postponed shares will commence retroactively from the date of his eligibility therefor.

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1        For this purpose, “Market Value” shall mean the volume weighted average price (VWAP) per share of the Ordinary Shares on the primary market on which they are then listed during any period of 30 consecutive trading days multiplied by the number of Ordinary Shares outstanding. “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Share are then listed or quoted on the Nasdaq Stock Market (or another stock exchange), the daily volume weighted average price per share of the Ordinary Shares for such date on the such stock exchange, as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Ordinary Shares are then quoted on the OTCQB or OTCQX (or a successor market), the volume weighted average price of the Ordinary Shares on such market, (c) if prices for the Ordinary Shares are then reported on the OTC Pink (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per the Ordinary Shares so reported, or (d) in all other cases, the fair market value of Ordinary Shares as determined by the Board.

Other Benefits

Customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including four months’ notice of termination, 28 days of vacation, ten days’ convalescence pay, a company car, reimbursement for business-related travel, managers’ insurance or pension arrangement, disability insurance, statutory severance pay, educational savings fund, private health insurance, indemnification and exemption from liability, liability insurance, meal plan, cellular telephone and laptop computer.

Any questions in interpretation of the foregoing terms and conditions will be finally determined by the Company’s Compensation Committee and its Board.

The proposed compensation is intended to compensate the Company’s Chief Executive Officer for his extraordinary efforts since December 2023 in managing the Company and its relationships with multiple third parties during a very challenging period and to incentivize him to develop and grow the Company in a way that aligns his interests with those of our shareholders. The challenges include the significant uncertainty regarding the adequacy of the Company’s liquidity and capital resources and its ability to repay its obligations as they become due. The Company’s Compensation Committee and its Board believe that the proposed compensation terms are reasonable taking into consideration, among other things, the multi-faceted challenges facing the Company, the need to retain a highly-qualified chief executive officer and the compensation paid by similar companies. When considering the proposed compensation for our Chief Executive Officer, the Compensation Committee and the Board considered numerous factors, including a benchmark analysis of peer companies prepared by an independent compensation consultant. Such survey included Israeli companies listed in the U.S. and indicated that the terms of the proposed new compensation are in line with market practices. The Compensation Committee and Board believe that the proposed compensation to the Company’s Chief Executive Officer serves as an appropriate retention and performance incentive, and advances the objectives of the Company, its work plan and its long-term strategy. In light of all of the above, the Compensation Committee and Board of Directors believe that the proposed compensation is in the best interests of the Company.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve the compensation for Mr. Noah Hershcoviz, the Company’s Chief Executive Officer, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting — What vote is required to approve each proposal presented at the Annual Meeting?” above.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in the matters, please notify Ohad Ravfogel, Adv. by email at ohad.ravfogel@hubsecurity.io; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

APPROVAL OF THE COMPENSATION PAYABLE TO THE COMPANY’S DIRECTORS

A. Compensation of the Company’s Directors

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to the Company’s directors. Company directors who are also executive officers will not be entitled to this compensation. Under the Israel Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee of its board of directors, its board of directors and, subject to certain exceptions, its shareholders, in that order. The Company’s Compensation Committee recommended, and its Board approved, these compensation terms, subject to approval by the Company’s shareholders.

At the 2023 Annual Meeting, the Company’s shareholders approved the following compensation for its non-employee directors in respect of 2023 and onward:

•        An annual fee of $50,000 for each member of the Board or $130,000 for the Chairman of the Board (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year);

•        An annual fee of $10,000 for each member of the Audit Committee (or $15,000 for the chair), $8,000 for each member of the Compensation Committee (or $12,000 for the chair), $6,000 for each member of the N&G Committee (or $9,000 for the chair) (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and, if applicable, $15,000 for each member (including the chair) of a Special Committee that may be established by the Board from time to time (even if less than a full calendar year);

•        In addition, a non-employee director will be entitled to an additional annual fee if such non-employee director participated in more than 25 meetings of the Board and its Committees in a calendar year, equal to a pro rata amount of the annual Board membership fee, based on the applicable number of meetings attended;

•        A grant of 20,000 restricted share units (RSUs) to each director on the date of each annual general meeting of the Company. Each such grant of restricted share units will vest in eight equal quarterly installments, subject to the continuing service of the grantee as a director of the Company. The vesting period of a director’s first grant of RSUs will commence from the date of such director’s initial appointment or election to the Board, and the vesting period of each future grant will commence on the date of the applicable annual general meeting. Notwithstanding the foregoing, in light of the extraordinary efforts that the Company’s current directors expended in 2023 in dealing with the Company’s multiple challenges, the grant to each of the current directors following the 2023 Annual Meeting, on a one-time basis, will be in the amount of 50,000 RSUs (rather than 20,000 RSUs) (share numbers have been adjusted for the 1-for-10 reverse split effected in December 2023); and

•        RSUs issued to U.S.-resident directors shall be classified as non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”).

Proposed Changes

In light of the decline in the value of an RSU over the past year, the multiple challenges still facing the Company and the amount of time and effort expected to be required from its directors, the Board proposes to change the equity-based compensation payable to the Company’s non-employee directors this year (2025), as set forth below. In particular, the Company’s Active Chairman of the Board has invested a tremendous amount of time and effort in overseeing and supporting the Company’s senior management, on a regular basis, in such matters as executive hiring, fund raising and customer recruiting, amongst other matters.

•        A grant of 150,000 RSUs to each member of the Board or 800,000 RSUs to the Chairman of the Board (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year); and

•        A grant of 100,000 RSUs to each member of a Board committee or 250,000 RSUs to the chair of the Audit Committee, the Compensation Committee and the N&G Committee (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and any Special Committee that may be established by the Board from time to time (even if less than a full calendar year).

Each such grant of RSUs will vest in eight equal quarterly instalments, subject to the continuing service of the grantee as a director of the Company. Vesting will commence on the date of the 2024 Annual Meeting with respect to directors appointed or already serving at such meeting and on the date of appointment for any directors appointed between annual meetings.

In addition, for 2025 and on, a non-employee director will be entitled to an additional annual cash fee if such non-employee director participated in more than 15 (rather than 25) meetings of the Board and/or its Committees in a calendar year, equal to a pro rata amount of the annual Board membership fee, based on the applicable number of meetings attended. Such number of meetings (15) is more in line with the prevailing custom amongst U.S. public companies.

The proposed compensation is intended to compensate the directors for their services and their contributions to our development and to incentivize them to work hard for the long-term benefit of the Company by aligning their interests with those of the Company’s shareholders. The Company’s Compensation Committee and its Board of Directors believe that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the experience and expertise of the Company’s directors, the amount of time and effort required of our directors and the compensation paid by similar companies. In particular, the proposed RSU grant is in consideration for the extraordinary efforts that the Company’s directors expended in 2024 and anticipate to expend in 2025 to deal with the Company’s multiple challenges. These challenges include the significant uncertainty regarding the adequacy of the Company’s liquidity and capital resources and its ability to repay its obligations as they become due. The Company’s Compensation Committee and its Board believe that by approving the proposed compensation of its directors, the Company will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our Board. In light of all of the above, the Company’s Compensation Committee and its Board of Directors believe that the proposed director compensation is in the best interests of the Company.

B. Consulting Agreement with Matthew Kearney

The Company’s Compensation Committee and its Board of Directors have approved, subject to shareholder approval, a consulting agreement with Mr. Matthew Kearney, a director of the Company, dated as of September 15, 2024. The services provided by Mr. Kearney include investment banking services, such as fund raising, and brokering settlements with certain third parties. The agreement provides for a monthly retainer of $15,000 for investment banking services and a success fee of $32,500 upon settlement with each specific third party (with a maximum of two third parties). It also provides for reimbursement of pre-approved expenses. In addition, Mr. Kearney is entitled to $10,000 for assistance in connection with the SPAC acquired by the Company in February 2023.

The term of such consulting agreement is at least three months commencing on September 15, 2024 and until terminated by either party upon 60 days’ notice. There is a tail period of 12 months for settlements achieved during such tail period.

Proposed Resolutions

You are requested to adopt the following resolutions:

“RESOLVED, to approve the compensation to be paid to our directors, as described in the Proxy Statement.”

“RESOLVED, to approve the consulting agreement with Matthew Kearney.”

Vote Required

Since the proposed compensation for some of our directors exceeds the maximum set forth in our D&O Compensation Policy, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting — What vote is required to approve each proposal presented at the Annual Meeting?” above.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in the matters, please notify Ohad Ravfogel, Adv. by email at ohad.ravfogel@hubsecurity.io; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTIONS.

PROPOSAL 4

APPROVAL OF AN INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL

Background

The Company’s Board of Directors has approved, subject to shareholders’ approval, an amendment to the Articles of Association and Memorandum of Association that increases the number of Ordinary Shares authorized for issuance from 100 million to 1.0 billion. The purpose of this increase is to maintain our current flexibility to conduct future issuances of our Ordinary Shares in the ordinary course from time to time to fund our operations, consistent with our historical practice of raising financing through equity and convertible debt issuances. The increase will also enable us to issue Ordinary Shares as consideration for acquisitions of other companies, including BlackSwan Technologies, Inc., if such transaction is ultimately consummated. If the increase is approved, after the increase, all Ordinary Shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by the Company as the Ordinary Shares currently issuable from our share capital.

Effect of the Increase of Share Capital

We are therefore seeking approval of the shareholders to increase our authorized share capital from 100 million Ordinary Shares to 1.0 billion Ordinary Shares.

We are proposing to amend Article 5(a) of our Articles of Association as follows (deletions are struck through and additions are underlined):

“5(a). The authorized share capital of the Company shall consist of ~~100,000,000~~ 1,000,000,000 Ordinary Shares without par value (the “Shares”).”

We are also proposing to amend Section 4 of our Memorandum of Association as follows (deletions are struck through and additions are underlined):

“4. The company’s share capital is ~~100,000,000~~ 1,000,000,000 Divided into ~~100,000,000~~ 1,000,000,000 ordinary shares without par value.”

Certain Risks and Disadvantages Associated with the Share Capital Increase

If we issue additional Ordinary Shares after the increase in our authorized share capital, the dilution to the ownership interest of our existing shareholders may be greater than would occur had the increase in our authorized share capital not been effected. Future issuances of Ordinary Shares will dilute the voting power and ownership of our existing shareholders, and, depending on the amount of consideration received in connection with the issuance, could also reduce shareholders’ equity on a per-share basis. Although the purpose of the increase in authorized share capital is to maintain our flexibility for capital-raising and M&A transactions, these additional Ordinary Shares may also be issued in the future for other purposes, giving rise to further opportunities for dilution. For example, the authorized Ordinary Shares could, in theory, also be used to resist or frustrate a third-party take-over transaction(e.g., by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of the board or management of our Company or contemplating a tender offer or other transaction for the combination of the Company with another company). The newly available authorized shares resulting from the increase in our authorized share capital thus may have the potential to limit the opportunity for our shareholders to dispose of their Ordinary Shares at a premium.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve an increase in the Company’s authorized share capital from 100 million Ordinary Shares, no par value, to 1.0 billion Ordinary Shares, no par value, and to amend the Company’s Articles of Association and Memorandum of Association accordingly.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt each of the foregoing resolutions.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of EY Global, has served as our independent registered public accounting firm since 2018. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm until the close of our 2025 annual general meeting of shareholders and to authorize the Board to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2022	2023
	(in thousands of U.S. dollars)
Audit Fees(1)	1,000	1,100
Audit-Related Fees(2)	513	200
Tax Fees(3)	100	100
Total	1,613	1,400

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(1)    “Audit fees” for the years ended December 31, 2022 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)      “Audit-Related fees” for the years ended December 31, 2022 and December 31, 2023 relate to services in connection with the business combination which the Company consummated on February 28, 2023.

(3)      “Tax fees” for the years ended December 31, 2022 and 2023 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders be approved, and that the Board be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PRESENTATION AND DISCUSSION OF
AUDITED FINANCIAL STATEMENTS

At the Annual Meeting, the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2023 will be presented. This item does not require a vote of the Company’s shareholders. The audited consolidated financial statements for the year ended December 31, 2023 are contained within the 2023 Annual Report (which is available to shareholders through the SEC website, www.sec.gov, and at the “Company — Investor Relations” section of our Company’s website, www.hubsecurity.com). Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

Our 2023 Annual Report is available on the SEC’s website at www.sec.gov, as well as under the “Company — Investor Relations” section of our website at www.hufbsecurity.com. In addition, our reports of a foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at the foregoing section of our website. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfil these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to these proxy rules.

By Order of the Board of Directors,
/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors
November 29, 2024